UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13G

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Fox Corporation

(Name of Issuer)

Class B Common Stock

(Title of Class of Securities)

35137L204

(CUSIP Number)

March 19, 2019

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 35137L204	13G

1	NAMES OF REPORTING PERSONS Cruden Financial Services LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 102,207,826*
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 102,207,826*
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 102,207,826 (all of which are owned directly by the Murdoch Family Trust)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 38.4% – See Item 4
12	TYPE OF REPORTING PERSON* OO

*	Cruden Financial Services LLC is the sole trustee of the Murdoch Family Trust, the owner of the Shares (as hereinafter defined).

1	NAMES OF REPORTING PERSONS Murdoch Family Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Nevada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 102,207,826*
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 102,207,826*
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 102,207,826*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 38.4% – See Item 4
12	TYPE OF REPORTING PERSON* OO

*	The Murdoch Family Trust acts through its trustee, Cruden Financial Services LLC.

1	NAMES OF REPORTING PERSONS K. Rupert Murdoch
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 1,422,038
	6	SHARED VOTING POWER 102,207,826*
	7	SOLE DISPOSITIVE POWER 1,422,038
	8	SHARED DISPOSITIVE POWER 102,207,826*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 103,629,864
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 38.9% – See Item 4
12	TYPE OF REPORTING PERSON* IN

*	Represents Shares owned by the Murdoch Family Trust, which acts through its trustee, Cruden Financial Services LLC. See Item 4.

This Schedule 13G is being filed by the Reporting Persons to report the acquisition of beneficial ownership on March 19, 2019 (the “Distribution Date”) of shares of Class B common stock, par value $.01 per share (“Class B Common Stock”), of Fox Corporation (the “Company”) in connection with the Company becoming an independent company (the “Distribution”) in connection with the Amended and Restated Agreement and Plan of Merger, dated as of June 20, 2018 (the “Merger Agreement”) among Twenty-First Century Fox, Inc. ( “21CF”), The Walt Disney Company (“Disney”), TWDC Holdco 613 Corp. (“Holdco”), WDC Merger Enterprises I, Inc. and WDC Merger Enterprises II, Inc. (“Wax Sub”) and the Amended and Restated Distribution Agreement and Plan of Merger, dated as of June 20, 2018 (the “Distribution Merger Agreement”), by and between 21CF and 21CF Distribution Merger Sub, Inc. At the effective time of the Distribution, a portion of each share of Class A Common Stock and Class B Common Stock of 21CF was exchanged for 1/3 of a share of the Company. In accordance with the terms of the Merger Agreement and the Distribution Merger Agreement, 0.263183 of each share of 21CF’s Class A Common Stock and Class B Common Stock was exchanged in the Distribution with the remaining portion of such shares being unaffected. Stockholders received cash in lieu of any fractional shares of the Company they otherwise would have been entitled to receive in connection with the Distribution.

Item 1(a)	Name of Issuer:

Fox Corporation (formerly known as New Fox, Inc.)

Item 1(b)	Address of Issuer’s Principal Executive Offices:

1211 Avenue of the Americas

New York, NY 10036

Item 2(a)	Name of Person Filing:

Cruden Financial Services LLC

Murdoch Family Trust

K. Rupert Murdoch

Item 2(b)	Address of Principal Business Office or, if none, Residence:

Cruden Financial Services LLC

c/o McDonald Carano, LLP

100 W. Liberty Street

10th Floor

Reno, NV

89501

Murdoch Family Trust

c/o McDonald Carano, LLP

100 W. Liberty Street

10th Floor

Reno, NV

89501

K. Rupert Murdoch

c/o Fox Corporation

1211 Avenue of the Americas

New York, New York 10036

Item 2(c)	Citizenship:

Cruden Financial Services LLC is formed under the laws of Delaware.

Murdoch Family Trust is governed by the laws of Nevada.

Mr. Murdoch is a United States citizen.

Item 2(d)	Title of Class of Securities:

Fox Corporation Class B Common Stock (“Shares”).

Item 2(e)	CUSIP No.:

35137L204

Item 3	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4	Ownership:

A.	Cruden Financial Services LLC

(a)	Amount beneficially owned: 102,207,826

(b)	Percent of class: 38.4% – see below

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or direct the vote: 102,207,826*

(ii)	Shared power to vote or direct the vote: 0

(iii)	Sole power to dispose or direct the disposition: 102,207,826*

(iv)	Shared power to dispose or direct the disposition: 0

*	Cruden Financial Services LLC is the sole trustee of the Murdoch Family Trust, the owner of the securities.

B.	Murdoch Family Trust

(a)	Amount beneficially owned: 102,207,826

(b)	Percent of class: 38.4% – see below

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or direct the vote: 102,207,826*

(ii)	Shared power to vote or direct the vote: 0

(iii)	Sole power to dispose or direct the disposition: 102,207,826*

(iv)	Shared power to dispose or direct the disposition: 0

*	The Murdoch Family Trust acts through its trustee, Cruden Financial Services LLC.

C.	K. Rupert Murdoch

(a)	Amount beneficially owned: 103,629,864

(b)	Percent of class: 38.9% – see below

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or direct the vote: 1,422,038

(ii)	Shared power to vote or direct the vote: 102,207,826*

(iii)	Sole power to dispose or direct the disposition: 1,422,038

(iv)	Shared power to dispose or direct the disposition: 102,207,826*

*	Represents Shares owned by the Murdoch Family Trust which acts through its trustee, Cruden Financial Services LLC.

As of March 19, 2019, Cruden Financial Services was the beneficial owner of 102,207,826 Shares, constituting approximately 38.4% of the total number of outstanding Shares at such date. All of the 102,207,826 Shares beneficially owned by Cruden Financial Services are also beneficially owned by the Murdoch Family Trust. Cruden Financial Services has the power to vote and to dispose or direct the vote and disposition of the Shares owned by the Murdoch Family Trust. Cruden Financial Services, the sole trustee of the Murdoch Family Trust, is a Delaware limited liability company with six directors.

As of March 19, 2019, the Murdoch Family Trust was the beneficial owner of 102,207,826 Shares, constituting approximately 38.4% of the total number of outstanding Shares at such date. The Murdoch Family Trust is a trust governed by Nevada law whose trustee is Cruden Financial Services. Cruden Financial Services, as sole trustee, has the power to vote and to dispose or direct the vote and disposition of the Shares owned by the Murdoch Family Trust.

As of March 19, 2019, K. Rupert Murdoch was the beneficial owner of 103,629,864 Shares, constituting approximately 38.9% of the total number of outstanding Shares at such date. Of the 103,629,864 Shares beneficially owned by K. Rupert Murdoch, 102,207,826 of such Shares are directly owned by the Murdoch Family Trust. Cruden Financial Services has the power to vote and to dispose or direct the vote and disposition of the Shares owned by the Murdoch Family Trust. As a result of Mr. Murdoch’s ability to appoint certain members of the board of directors of Cruden Financial Services, the corporate trustee of the Murdoch Family Trust, Mr. Murdoch may be deemed the beneficial owner of the Shares beneficially owned by the Murdoch Family Trust. Mr. Murdoch, however, disclaims any beneficial ownership of such Shares.

The percentage of Shares outstanding is calculated based on 266,173,651 shares outstanding as of March 19, 2019, as reported in the Current Report on Form 8-K filed by the Company on March 19, 2019.

Item 5	Ownership of Five Percent or Less of a Class:

If the statement is being filed to report the fact that as of the date hereof the reporting person has ceased to the beneficial owner of more than five percent of the class of securities, check the following  ☐.

Item 6	Ownership of More Than Five Percent on Behalf of Another Person:

Not applicable.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:

Not applicable.

Item 8	Identification and Classification of Members of the Group:

Not applicable.

Item 9	Notice of Dissolution of Group:

Not applicable.

Item 10	Certifications:

Not applicable.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 21, 2019

CRUDEN FINANCIAL SERVICES LLC

By:	/s/ David F. DeVoe
	Name:	David F. DeVoe
	Title:	President

MURDOCH FAMILY TRUST

By:	/s/ David F. DeVoe
Cruden Financial Services LLC, Trustee
	Name:	David F. DeVoe
	Title:	President

Name:	/s/ K. Rupert Murdoch
K. Rupert Murdoch